News Release

ZURICH®

Zurich appoints Thomas Buberl as CEO Zurich Switzerland

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, September 15, 2008 – Zurich Financial Services Group (Zurich) has appointed Thomas Buberl (35, German) to the position of Chief Executive Officer (CEO) Zurich Switzerland, effective January 1, 2009. He will join Zurich on November 1, 2008, and, after a two month transition period, will succeed Markus Hongler, who on January 1, 2009 will become CEO of Zurich Insurance Ireland Limited (ZIIL) as announced in May of this year. ZIIL is Zurich's main EU-wide risk carrier for General Insurance.

Annette Court, CEO Europe General Insurance, said: "I am delighted to welcome Thomas to Zurich. His in-depth knowledge and broad experience equip him well to further build on the impressive results and leading position that Markus and his team have achieved in Zurich's crucial home market of Switzerland."

Mr. Buberl joins Zurich from AXA Winterthur, AXA's Swiss insurance arm, where he was Head of Distribution and a member of the Executive Board. Prior to that, he worked as manager at The Boston Consulting Group. He holds a PhD in Economics from the University of St. Gallen and an MBA from Lancaster University in the UK.

In January 2008, Mr. Buberl was selected as a member of The Forum of Young Global Leaders, a partner of the World Economic Forum. Young Global Leaders are an elite group of business people who are 40 years or younger and who dedicate their time and energy towards a better future for the world.

dlw 9/18

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

The Zurich Insurance Company (Zurich Switzerland) is in charge of the Zurich Financial Services Group's corporate and private customer segment in Switzerland and in the Principality of Liechtenstein. It is one of the largest insurers in Switzerland and operates under the names Zurich and Zurich Connect.

For **high resolution pictures** supporting this news release, please visit http://www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

END